rich uncles NNN Reit, Inc.

3080 Bristol Street, Suite 550

 Costa Mesa, California 92626

May 27, 2016

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rich Uncles NNN REIT, Inc.
Request for Acceleration
File No. 333-205684

Dear Ms. Gowetski:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Rich Uncles NNN REIT, Inc. (the “Company”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement (the “Registration Statement”) in order that the Registration Statement shall become effective at 5:00 p.m. (EDT) on May 31, 2016 or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lee Polson of Strasburger & Price, LLP (counsel to the Company) at 512-499-3626 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

Rich Uncles NNN REIT, Inc.

By:	/s/ Harold Hofer
Name:	Harold Hofer
Title:	Chief Executive Officer